Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001

T 202.778.6400 F 202.778.6460

schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

February 11, 2021

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed January 29, 2021
File No. 333-251342

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 9, 2021 with respect to the registration statement on Form F-1, as amended to date (the “Original Filing”), filed on January 29, 2021 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Amendment No.1 to Registration Statement on Form F-1 filed January 29, 2021

Prospectus Summary

Our Competitive Strengths

Impact of the COVID-19 Pandemic on the Company, page 6

1.  We note that you removed the total number of students enrolled in your program for the fiscal year 2019 term. Please include this data and the nature of enrollment (online or in person), so that investors can understand the impact of COVID-19 on your enrollment data.

Response: This data was inadvertently deleted in the previous filing and has been added in the Amended Filing on page 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities

September 30, 2020 vs. 2019, page 40

2.  In conjunction with your disclosure on page 42, please clarify the reason for the decrease in cash associated with deferred revenue. On page 42 you attribute the change to a decrease in students registered in 2020 and 2019 fall programs and the timing of these relative to your year end. However, it is not clear how the timing of the fall programs relative to your year-end differs between the respective years such that it affects cash flow between these periods.

Response: In response to the Staff’s comment, the disclosure in “Operating activities” on page 40 of the Original Filing was to discuss the impact of working capital changes on the Company’s cashflow and it offered a qualitative discussion of the Company’s working capital items in Statement of Cashflow. The working capital changes related to deferred revenues actually compared three year-end point-of-time balances, which were balances as of September 30, 2020, September 30, 2019 and September 30, 2018. Therefore, it was a comparison of 2020 vs. 2019 and 2019 vs. 2018 to explain the working capital changes within our Statement of Cashflows.

The disclosures on page 42 were related to a different section in the Company’s MD&A section. In fact, the disclosures on page 42 intended to explain material changes on the Company’s balance sheet items for only two latest fiscal year ends, which were September 30, 2020 vs. September 2019. Therefore, it was not the Company’s original purpose to relate disclosure on page 42 to disclosure on page 40. In order to clarify this point further the Company has added clarifications in the “Operating activities” discussion on page 40.

Taxation, page 72

3.  We note your response to our prior comment 1. Please revise this section of the registration statement to state that the disclosure relating to tax consequences under U.S. law is the opinion of Schiff Hardin LLP. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Taxation disclosures in question have been revised to address the above comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Recently issued accounting standards, page F-12

4.  You disclose under ASC Topic 606 that "[t]he amendment is not applicable to the Company since the Company is a shell company and does not generate revenue." This does not appear to be your circumstances. Please advise or revise as appropriate. You also disclose you will adopt Topic 606 during the first quarter of 2020. Please explain how the timing of your adoption complies with the adoption requirements of the standard.

Response: Please note that the disclosures in question were inadvertently added and therefore have been removed from the financial statements.

With regard to the adoption of ASC 606, the Company believes it was a typographical error. It has been changed to first quarter of fiscal 2021 since the adoption date for a private company is reporting periods beginning after December 15, 2019, which is applicable to the Company’s fiscal 2021. The Company’s fiscal 2021 period starts on October 1, 2020 and ends on September 30, 2021. It is the fiscal period that needs to start applying the standard.

Note 8. Student Deposits, page F-16

5.  Please tell us and disclose as appropriate how the student deposits here differ from "student refundable deposits" within accounts payable and accrued liabilities disclosed on page F-15.

Response: The difference between the “student deposits” in Note 8 and "student refundable deposits” in Note 7 is that “student deposits” is not a financial instrument whereas “student refundable deposits” is. At October 31, 2020, “student deposits” were not refundable. However, in light of the Covid-19 pandemic, the Company is considering providing some flexibility as to these deposits so as to allow refunds to students upon satisfaction of certain conditions. The refund decision remains in the Company’s discretion of the Company and, when made, is communicated to the affected students. The Company had no such refund determinations made at October 31, 2020. Therefore, “student deposits” did not meet the definition of financial instruments. However, they were separately disclosed on the Company’s financial statements to provide more information regarding the special consideration of this issue by the Company. Historically, in fiscal periods before the pandemic, these student deposits related to application deposits and dormitory fees were not refundable and were recorded under deferred revenue. The Company has updated Note 8 to provide more clarifications related to the nature of this account.

General

6.  We note that Section 5(e) of each of the Series A Common Share Purchase Warrant and Series B Common Share Purchase Warrant identifies the state and federal courts sitting in the City of New York, Borough of Manhattan as the exclusive forum for claims under the agreements. Please disclose in the prospectus and in the agreements themselves whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please further revise the prospectus to describe the provisions, discuss the risks of such provisions to investors, and address any uncertainty about the enforceability of such provisions. If you determine not to revise the agreements to state whether the exclusive forum provision applies to claims under the federal securities laws, tell us how you will inform investors in future filings of this fact.

Response: Section 5(e) of each of the Form Warrants (Series A and Series B) have been amended to include the following additional language: “Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Each Form Warrant has been refiled as exhibit to Amendment No. 2 to the F-1 filing.

***

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO

3